UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2021

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On February 16, 2021, Galmed Pharmaceuticals Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Cantor Fitzgerald & Co. (the “Underwriter”) in connection with an underwritten public offering (the “Offering”) of 2,197,803 ordinary shares (the “Firm Shares”) of the Company, par value NIS 0.01 per share (the “Ordinary Shares”). The Underwriter has agreed to purchase the Firm Shares from the Company at a price of $4.3258 per share. Under the terms of the Underwriting Agreement, the Company granted the Underwriter an option, exercisable for 30 days, to purchase up to an additional 329,670 Ordinary Shares (the “Option Shares” and together with the Firm Shares, the “Shares”) at the same price per share as the Firm Shares.

The net proceeds to the Company from the Offering, excluding any exercise by the Underwriter of its 30-day option to purchase any of the Option Shares, are expected to be approximately $9.5 million before deducting estimated offering expenses payable by the Company. The Company intends to use the proceeds from the Offering primarily for continued development of its pipeline products, as well as the advancement of new programs, business development activities, and general corporate purposes.

The Offering is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-223923), previously filed by the Company with the Securities and Exchange Commission (“SEC”) on March 26, 2018, and declared effective by the SEC on April 2, 2018, and a prospectus supplement thereunder.

The Underwriting Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties, and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this Form 6-K. The foregoing description of the terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. A copy of the opinion of Meitar Liquornik Geva Leshem Tal relating to the legality of the issuance and sale of the Shares in the Offering is attached to this Form 6-K as Exhibit 5.1.

On February 16, 2021, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached hereto as Exhibit 99.1.

The information contained in this Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

EXHIBIT INDEX

Description

Exhibit No.	Description
1.1	Underwriting Agreement, dated February 16, 2021, by and between Galmed Pharmaceutical Ltd. and Cantor Fitzgerald & Co.
5.1	Opinion of Meitar Liquornik Geva Leshem Tal
23.1	Consent of Meitar Liquornik Geva Leshem Tal (contained in Exhibit 5.1)
99.1	Press Release, dated February 16, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: February 18, 2021	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer